UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

RAD Diversified REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	82-2026337
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

211 N. Lois Avenue,

Tampa, FL, 33609

 (Full mailing address of principal executive offices)

855-909-9294

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of RAD Diversified REIT, Inc. (“we”, “RAD”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 (“Interim 2021”) compared to the six-month period ended June 30, 2020 (“Interim 2020”) is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Operating Results

The Company recorded revenues of $750,021 in for Interim 2021, compared with $240,176 income generated for Interim 2020, an increase of 212%. Revenues consist of gains and losses on sales of properties, which amounted to $96, 621 for Interim 2021, compared to $73,425 for Interim 2020, and rents from assets in Pennsylvania and Texas, which amounted to $133,591 for Interim 2020 and $36,190 for Interim 2020, as well as interest income and reimbursable expense income.

Total operating expenses increased to $1,869,192 for Interim 2021 from $221,583 for Interim 2020, an increase of 743%. Total operating expenses includes property acquisition fees, transaction fees, advertising and marketing, administrative, legal and professional services, and real estate expenses.

Our total real estate expenses increased to $298,549 from $19,983 for Interim 2021 and 2020, respectively. This increase was due to an increase in management fees associated with an increase in the number of properties we purchased, in particular driven by asset management fees of $133,952, escrow fees of $100,000 and loan fees of $44,535 in Interim 2021.

We incurred $439,882 in advertising and marketing expenses in Interim 2021 compared with $6,837 for Interim 2020. This increase was due to the successful launch of our online investor portal. Legal and professional services expenses increased to $732,751 from $0 for the six-month periods ended June 30, 2021 and 2020, respectively, primarily as a result of professional costs including those associated with our online portal and capital raise undertaken pursuant to Regulation A.

As a result of the foregoing, the Company’s net loss for Interim 2021 was $1,115,371, compared to net gain of $18,592 for the six-month period ended June 30, 2020.

Liquidity and Capital Resources

We have experienced a relative increase in liquidity as we receive net offering proceeds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our investments.

As of June 30, 2021 we reported total assets of $12,706,056, including but not limited to $299,169 cash on hand, $691,066 in accounts receivable, $3,310,558 in cash deposits with vendors for the acquisition of investment properties to be determined, $2,080,378 in notes receivable, $2,468,676 in receivables from affiliates and $3,031,400 in fixed assets after depreciation. This compares to total assets of $7,433,448 including but not limited to $16,182 cash on hand, $85,253 in accounts receivable, $701,008 in cash deposits with vendors for the acquisition of investment properties to be determined, $2,302,734 in notes receivable, $643,824 in receivables from affiliates, and $3,212,606 in fixed asset after depreciation. as of December 31, 2020.

As of June 30, 2021, the Company recognized $3,150,097 in liabilities including but not limited to $1,709,137 in accounts payable, $194,250 in allowances for liabilities under dispute, $800,000 in notes payable, and $273,709 in deposits from joint-venture partners held to pay upcoming rehabilitation expenses. This compares to $2,098,700 in liabilities, including but not limited to $1,020,577 in accounts payable, $194,250 in allowances for liabilities under dispute, $297,180 in investment funds held in escrow, and $278,698 in deposits from joint-venture partners held to pay upcoming rehabilitation expenses as of December 31, 2020.

As of December 31, 2020 the Company had sold 544,844 shares of its common stock, raising $6,022,461 in capital. As of June 30, 2021, the company had sold 924,483 shares of its common stock, raising $11,387,304 in capital (including shares bought back by the company).

Subsequent to June 30, 2021, the Company has launched its online investment portal and sold 510,929 shares of its common stock, raising $8,063,564 in capital. The company has also purchased an additional investment property for $5,712,000 incurring an additional $1,900,000 in long term debt. The balance of the purchase price was paid in cash.

The company has filed a Rescission Offer with the Securities Exchange Commission which, upon qualification, would require the company to buy a maximum of 484,513 shares of its common stock back from its shareholders at an average cost of $11.18 per share, for a maximum expenditure of $5,414,735. Since the Determined Share Value is $16.39 per share as of June 30, 2021, we believe it to be extremely unlikely that any shareholder will choose to accept the rescission offer at an average loss of $5.21 per share. However the Securities and Exchange Commission has required that the company demonstrate the ability to fund the Rescission Offer in full. In response to this, the company is in the process of obtaining a commitment letter for an Equity-based Line of Credit in the amount of $15,000,000.

Any unused portion of that Equity Line of Credit may be used to bolster our reserve allocations to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

Until required for the acquisition, development or operation of assets, we will keep the net proceeds of the Regulation A Offering in short-term, liquid investments such as Federal Securities.

Our level of cash expenditures will be entirely dependent on factors that we cannot predict at this time, among others:

•	the aggregate proceeds raised in the Regulation A Offering;

•	the sourcing and negotiation of acquisitions of investments; and

•	interest rate fluctuation.

In addition we expect to make expenditures on renovations and repositioning with respect to some of our Investments.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

RAD DIVERSIFIED REIT, INC

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

	As of 6/30/2021	As of 12/31/2020
ASSETS:
Current Assets
Cash and cash equivalents	$299,169	$16,182
Accounts Receivable	$691,066	$85,255
Deposits with vendors	$3,310,558	$701,008
Other current assets	$33,200	$-
Impound accounts	$463	$463
Notes Receivable	$2,080,378	$2,302,734
JV Receivables	$426,923	$444,777
Loans to Shareholder	$4,000	$-
Receivable from Affiliates	$2,468,677	$643,824
Prepaid Expenses	$1,788	$1,788
Total Current Assets	$9,316,222	$4,196,031

Fixed Assets
Total Fixed Assets (Net of $51,378 Accumulated Depreciation)	$2,980,022	$3,212,606
Other Assets	$409,813	$24,813
TOTAL ASSETS	$12,706,057	$7,433,448

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable	$1,709,137	$1,020,577
Credit Cards	$-	$32
Other Current Liabilities	$618,748	$1,073,991
Total Current Liabilities	$2,327,874	$2,094,600
Long Term Liabilities	$822,222	$4,100
Total Liabilities	$3,150,097	$2,098,700

COMMON STOCK, $.001 PAR VALUE; 924,483 AND 544,844 SHARES OUTSTANDING AS OF 6/30/2021 AND 12/31/2020 RESPECTIVELY	$924	$545
ADDITIONAL PAID IN CAPITAL	$11,385,379	$6,021,916

ACCUMULATED DEFICIT	$(1,831,344)	$(687,712)

TOTAL EQUITY	$9,555,960	$5,334,748
TOTAL LIABILITIES AND EQUITY	$12,706,057	$7,433,448

RAD DIVERSIFIED REIT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

	FOR THE SIX MONTHS ENDED JUNE 30, 2021	FOR THE SIX MONTHS ENDED JUNE 30, 2020
REVENUES:
OPERATING REVENUES	$230,211.86	$42,115.25
NET INTEREST REVENUES	$59,944.80	$-
REIMBURSABLE EXPENSES	$459,864.36
TOTAL NET REVENUES	$750,021.02	$240,175.75

OPERATING EXPENSES:
GENERAL EXPENSES	$556,809.13	$119,380.33
MANAGEMENT FEES	$665,548.00	$89,247.18
ADVERTISING & MARKETING	$439,881.77	$6,837.59
REAL ESTATE EXPENSES	$156,952.93	$6,118.40
FARM EXPENSES	$50,000.00	$-
TOTAL OPERATING EXPENSES	$1,869,191.83	$221,583.50

GAINS / LOSSES FROM OPERATIONS	$(1,119,170.81)	$18,592.25

OTHER INCOME:
FEES RECAPTURED	$3,800.00
TOTAL OTHER INCOME	$3,800.00

GAIN/(LOSS) BEFORE PROVISION FOR INCOME TAXES	$(1,115,370.81)	$18,592.25
PROVISION FOR INCOME TAXES	$-	$-

NET GAIN/(LOSS)	$(1,115,370.81)	$18,592.25

RAD DIVERSIFIED REIT, INC

STATEMENT OF EQUITY

JANUARY THROUGH JUNE 2020 AND 2021

JANUARY 1, 2020 THROUGH JUNE 30, 2020
	Common Stock
	Shares	Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, JANUARY 1, 2020	66,852	668,520.00	668,520.00	(68,203.48)	600,316.52
Capital Contributions	436,613	4,834,462.23	4,834,462.23		4,834,462.23
Net Profit / (Loss)				18,592.25	18,592.25

Ending Balance, JUNE 30, 2020	503,465	5,502,982.23	5,502,982.23	(49,611.23)	5,453,371.00

JANUARY 1, 2021 THROUGH JUNE 30, 2021
	Common Stock
	Shares	Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, JANUARY 1, 2021	545,752	545.00	6,021,916.05	(715,973.30)	5,306,487.75
Capital Contributions	378,731	924.00	5,363,918.90		5,364,842.90
Net Profit / (Loss)				$(1,115,370.81)	(1,115,370.81)

Ending Balance, JUNE 30, 2021	924,483	1,469.00	11,385,834.95	(1,831,344.11)	9,555,959.84

RAD DIVERSIFIED REIT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

	JANUARY - JUNE 2021	JANUARY - JUNE 2020
OPERATING ACTIVITIES
Net Income	$(1,115,370.81)	$(170,122.87)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$-	$-
Accounts Receivable (A/R)	$(2,194,454.10)	$(136,690.00)
DEPOSITS WITH VENDORS	$(2,609,550.00)	$27,500.00
INVENTORY - LIVESTOCK:BULLS	$(3,500.00)
INVENTORY - LIVESTOCK:COWS	$(29,700.00)
PREPAID RENTS RECEIVED	$2,000.00
SHAREHOLDER DISTRIBUTIONS PAYABLE	$(181,605.85)
JV FUNDS HELD FOR REHAB EXPENSES	$11.51
JV RENTS PAYABLE	$11,428.81
INVESTMENT FUNDS HELD IN ESCROW	$(281,189.78)
PREPAID EXPENSES:PREPAID INSURANCE		$1,271.16
Accounts Payable (A/P)	$682,630.06	$217,114.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$(4,603,929.35)	$109,195.21
Net cash provided by operating activities	$(5,719,300.16)	$(60,927.66)

INVESTING ACTIVITIES
Net cash provided by investing activities	$(152,416.62)	$(550,000.00)

FINANCING ACTIVITIES
Net cash provided by financing activities	$6,154,704.30	$450,734.55
Net cash increase for period	$282,987.52	$(160,193.11)
Cash at beginning of period	$16,181.81	$205,422.16
Cash at end of period	$299,169.33	$45,229.05

ITEM 4. NOTES

Note 1 – General

RAD Diversified REIT, Inc. (the “Company”) was incorporated on May 11, 2017 in the State of Maryland. The  Company’s objective is to acquire and then reposition (if required), lease and manage income producing single family residential, multi-family residential, income producing farms and mixed-use residential/commercial properties across primary and  secondary markets throughout the United States. Initially, the Company will concentrate on acquiring a portfolio  of properties in Pennsylvania, Texas, California, Idaho and Florida, where the principals of management have  significant investing and property management experience.

The Company’s primary intent is to purchase single-family residential, multi-family residential, income producing farms and mixed-use residential/commercial properties at below-market-prices. Below-market-price purchases may be made at foreclosure auctions, Real-Estate-Owned property sales and tax-deed auctions.

Note 2 – Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statement.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.  These reclassifications had no impact on the Company’s previously reported financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts represents an estimate by the Company's management of specific accounts deemed uncollectible.

Income Properties, Real Estate and Depreciation

The Company depreciate buildings on a straight-line basis over estimated useful lives, generally 27.5 years depending on intended use of the property. The Company will capitalize all capital improvements associated with replacements, improvements or major repairs to real property that extend its useful life and depreciate them using the straight-line method over their estimated useful lives ranging from 3 to 30 years. Although no development projects are currently in progress, the Company will capitalize costs incurred in connection with our development projects, interest incurred on borrowing obligations and other internal costs during periods in which qualifying expenditures have been made and activities necessary to get the development projects ready for their intended use are in progress. Capitalization of these costs begins when the activities and related expenditures commence and ceases when the project is substantially complete and ready for its intended use, at which time the project is placed into service and depreciation commences.

The Company charges maintenance and repair costs that do not extend an asset’s useful life to expense as incurred.

The Company will periodically evaluate the net realizable value of its properties and provide a valuation allowance when it becomes probable there has been a permanent impairment of value.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefit will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Rental income from operating leases is recognized over the life of the lease agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Management believes that the estimates utilized in preparing our financial statements are reasonable and prudent. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are equal or approximate to their fair values due to the short-term maturity of those instruments.

Income Taxes

The Company has elected to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Service Code beginning with the taxable year ended December 31, 2019. As a REIT, the Company generally is not subject to federal income tax on income that is distributed to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at the regular Corporation tax rate. The Company believes it is organized and will operate in such a manner as to qualify to be taxed as a REIT and intends to operate so as to remain qualified as a REIT for federal income tax purposes. Under the Internal Revenue Service Code, a REIT is subject to numerous organizational and operational requirements, including a requirement that it annually distribute at least 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) to its shareholders. There are additional specific requirements which must be met in order to be qualified, such as organizational, income source and other requirements. Potentially significant monetary penalties, primarily keyed to taxable income, may be imposed on a REIT that fails to meet all relevant requirements.

The Company, in accordance with FASB ASC 740 Topic, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company’s conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

Recent Accounting Standards

Standards Adopted

ASU 2016-02, Leases (Topic 842). This standard amends existing lease accounting standards for both lessees and lessors. Lessees must classify most leases as either finance or operating leases. For lease contracts, or contracts with an embedded lease, with a duration of more than one year in which we are the lessee, the present value of future lease payments are recognized on our consolidated balance sheets as a right-of-use asset and a corresponding lease liability. Lessors Lease contracts currently classified as operating accounted for similarly to prior guidance.

However, lessors are required to account for each lease and non-lease component, such as common area maintenance or tenant service revenues, of a contract separately. In July 2018, the FASB issued 2018-11, Leases (Topic 842) - Targeted Improvements (“ASU 2018-11”), which provides lessors optional transition relief from implementing this aspect of ASU 2016-02 if the following criteria are met: (1) both components have the same timing and pattern of revenue and (2) if accounted for separately, both components would be classified as an operating lease.

Also, under ASU 2016-02, only incremental costs or initial direct costs of executing a lease contract qualify for capitalization, while prior accounting standards allowed for the capitalization of indirect leasing costs.

We adopted the new standard as of January 1, 2019. The adoption of the new standard did not have a material impact on our financial statements.

Note 3 – Subsequent Events

The Company evaluated its June 30, 2021 financial statements for subsequent events through September 27, 2021, the date the financial statements were issued.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit 2A.	Charter of Company (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex2a-charter.htm).
Exhibit 2B	Bylaws of Company (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex2a-charter.htm).
Exhibit 3	Stock Certificate of Company with Legend (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex3-stock_cert.htm).
Exhibit 4	Form of Subscription Agreement (Filed as an exhibit to the issuer’s Annual Report on Form 1-K and incorporated by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000110465921070365/tm2114491d1_ex4.htm)
Exhibit 6	Management Agreement (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex6c-manageragree.htm).
Exhibit 8	Form of Escrow Agreement (Filed as an exhibit to the issuer’s Annual Report on Form 1-K and incorporated by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000110465921070365/tm2114491d1_ex8.htm)
Exhibit 15(b)2	Operating Plan (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex15b2-op_plan.htm).
Exhibit 15(b)6	Policies and Procedures Accounting Manual (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex15b6-acct_manual.htm).
Exhibit 15(b)7	Opinion of Tax Counsel (Filed as an exhibit to the issuer’s Offering Statement on Form 1-A (Commission File No. 024-11020) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146919000024/ex15b7-tax_opinion.htm).
Exhibit 15(b)10	Subscription and Real Estate Purchase Agreement, DHI Fund, LP (Filed as an exhibit to the issuer’s Semi-annual Report on Form 1-SA and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146920000009/ex16a.htm).
Exhibit 15(b)11	Subscription and Real Estate Purchase Agreement, DHI Holdings, LP (Filed as an exhibit to the issuer’s Semi-annual Report on Form 1-SA and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146920000009/ex16b3.htm).
Exhibit 15(b)12	Subscription and Real Estate Purchase Agreement, DDH Fund, LP (Filed as an exhibit to the issuer’s Semi-annual Report on Form 1-SA and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1721469/000172146920000009/ex16c.htm).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, State of New York, on September 28, 2021.

RAD Diversified REIT, Inc.

By:	/s/ Brandon Dutch Mendenhall
Name: Brandon Dutch Mendenhall, President/Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Brandon Dutch Mendenhall
Name: Brandon Dutch Mendenhall
President and Chief Executive Officer and Director (Principal Executive Officer)

September 28, 2021

By:	/s/ Andrew Nonis
Name: Andrew Nonis
Chief Financial Officer and Principal Accounting Officer

September 28, 2021